

Mail Stop 3720

September 16, 2010

Mr. Edward T. Higase
Managing Director
Global Crossing (UK) Telecommunications Limited
Global Crossing (UK) Finance Plc
1 London Bridge
London, SE1 9BG
United Kingdom

      RE: Global Crossing (UK) Telecommunications Limited
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed April 8, 2010
             File No. 333-126464-01

             Global Crossing (UK) Finance Plc
             Form 20-F for Fiscal Year Ended December 31, 2009
             Filed April 8, 2010
             File No. 333-126464

Dear Mr. Higase:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director